

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 25, 2009

Mr. Russell M. Gifford
Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813-2833

> **Re: Barnwell Industries, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 18, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 30, 2008**
> **Filed February 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 15, 2009**
> **File No. 001-05103**

Dear Mr. Gifford:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Business

Marketing of Oil and Natural Gas, page 14

1.   We note your disclosure that your oil and natural gas segment derived 66% of its oil and natural gas revenues in fiscal 2008 from four individually significant customers. Given that your oil and gas revenues constituted over 75% of your total revenues for fiscal 2008, it would appear that your agreements with these customers would be material contracts. Please disclose the material terms of your agreements with these customers. In addition, please file any material agreements with these customers as exhibits to your filing or tell us why such agreements should not be considered material contracts. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis

Business Environment, page 46

Land Investment and Residential Real Estate Segments, page 46

2.   We note your disclosure indicating that beginning in fiscal 2008, the weakened economy and softening real estate market caused sales to be lower than expected, also stating that "…future revenues from real estate sales will likely be lower than in recent years." It appears you are discussing changes in the market for the homes you are building and of the business climate that could affect the value of these assets, conditions that would ordinarily require you to perform impairment testing of your properties, pursuant to the guidance in paragraph 8(a) and (c) of SFAS 144. Please clarify whether this testing has been completed and describe the results. Otherwise, explain your position on the applicability of this literature, given the circumstances you describe.

Financial Statements

Note 10 – Property and Equipment and Asset Retirement Obligation, page 90

3.   We note your disclosure on page 70 stating that at September 30, 2008 and 2007, you had no investments in major oil and natural gas development projects that were not being depleted. Please clarify the extent of any costs associated with *unproved properties* that were not being depleted at these dates. If significant, additional disclosures would be required under Rule 4-10(c)(7)(ii) of Regulation S-X. These include the current status of properties for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in

amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

Note 21 – Supplementary Oil and Natural Gas Information (Unaudited), page 108

4.   We note your disclosure indicating that you are not providing certain information about your oil and gas producing activities because you qualify as a smaller reporting company. While we see that you have disclosed some of the information ordinarily required by SFAS 69 elsewhere in your filing, this does not appear to be complete. Given that you have significant oil and gas producing activities (as defined), the disclosures outlined in paragraphs 10 through 34 of SFAS 69 appear to be necessary to comply with paragraph 7 of that Standard. Similarly, the guidance in Note 2(c) to Rule 8-01 of Regulation S-X requires that you follow the accounting and reporting guidance in Rule 4-10. We may understand the reasons for your position, and invite you to contact us by telephone if you would like to discuss or if you require further clarification or guidance. Otherwise, we believe that you will need to provide the disclosures in an amendment to your fling and ask that you submit the disclosures you propose to comply with SFAS 69.

Exhibits 31.1 and 31.2

5.   Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular the following:

- the certification should be titled only "Certifications";
- the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title; and
- paragraph 4(d) should include the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)."

Engineering Comment

Reserves, page 11

6.   We note that you disclose some information about proved producing reserves and total reserves. However, the guidance in paragraph 10 of SFAS 69 requires differentiation based on whether the properties are developed or undeveloped, rather than producing or non-producing. Please modify your disclosure as necessary to indicate the amount of your proved undeveloped oil, natural gas liquids and natural gas reserves, as estimated using the definitions set forth in Rule 4-10(a)(4) of Regulation S-X. Please also disclose the information that

would be required for any material developed non-producing reserves, pursuant to the guidance in paragraph 16 of SFAS 69.

Definitive Proxy Statement filed on Schedule 14A

General

7.   Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Proposal No. 1 – Election of Directors, page 2

8.   We note that Mr. Gardner's biographical sketch merely states that he is an "[i]independent consultant and advisor". We also note that Mr. Inglima's biographical sketch states that he has been in "private practice since 1985", but does not disclose the name of his employers for the past five years. Further, Mr. Inglima's biographical sketch does not include any information regarding his employment after July 2006. Please expand your disclosure for Messrs. Gardner and Inglima to include the specific information required by Item 401(e) of Regulation S-K, including principal occupation and employment information, and the name and principal business of each such employer, for the past five years.

Executive Compensation, page 5

Summary Compensation Table, page 6

9.   We note your disclosure under footnote 2 regarding cash bonuses paid to your CEO and President under "the 2008 Pay for Performance Plan". We further note your disclosure regarding the "maximum bonus grant" amounts and the reductions made by your compensation committee. Please expand your disclosure to describe the material terms of the Pay for Performance Plan and the criteria used to determine the bonus amounts awarded under the plan. Disclose how your compensation committee considered such criteria in determining cash bonuses awarded to your CEO and president for your fiscal year ended September 30, 2008. See Item 402(o)(5) of Regulation S-K.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. You may contact Tracey McNeil at (202) 551-3392 or John Madison at (202) 551-3296 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director